April 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave

    John Dana Brown

    Rolf Sundwall

    Michelle Miller

Re:	Aurora Acquisition Corp.

     Amendment No. 4 to the Registration Statement on Form S-4

     Filed February 11, 2022

     File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 3, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 4 to the Registration Statement on Form S-4 filed on February 11, 2022. In connection with such responses, the Company is concurrently filing an Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed February 11, 2022

Cover Page

1.

Please reconcile your definition on page 3 of Better Home & Finance Warrants as “warrants to purchase shares of Better Home & Finance Class A common” stock with your disclosure on the cover page regarding “up to [    ] shares of Better Home & Finance Class A common stock and [    ] shares of Better Home & Finance Class B common stock upon the net exercise or conversion, as applicable, of the Better Home & Finance Warrants.”

Response to Comment 1:

The Company respectfully advises the Staff that outstanding Better Warrants can ultimately result in issuance of shares of either Better Home & Finance Class A common stock (through the conversion of Better Warrants into Better Home & Finance Warrants upon closing, which can subsequently be exercised to purchase Better Home & Finance Class A common stock) or Better Home & Finance Class B common stock (through the exercise of the Better Warrants at the time of the First Merger, allowing the warrantholder to receive the Ordinary Stock Election Consideration of Better Home & Finance Class B common stock). The Company has revised its disclosure on the cover page of the proxy statement/prospectus to clarify that this issuance is derived from outstanding Better Warrants.

Will the projections that Aurora considered when evaluating and recommending the Business Combination be realized?, page 16

2.	Please revise here and on pages 83 and 97 to explain what you mean by “the internal perception of a portion of management and team members of Better.”

Response to Comment 2:

The Company respectfully advises the Staff that it has revised its disclosure on pages 16, 82 and 96 of the Amended Registration Statement to clarify that dissatisfaction associated with the December 2021 workforce reduction resulted in increased attrition among Better’s senior leadership and employees.

Questions and Answers for Shareholders of Aurora, page 27

3.

You disclose that following the closing of Aurora’s initial public offering, an amount equal to $255,000,000 ($10.00 per unit) of the net proceeds from Aurora’s initial public offering and the sale of the private placement warrants was placed in the trust account. The Aurora Acquisition Corp unaudited balance sheet at September 30, 2021 discloses $278,015,286 of cash held in trust account, which appears to be comprised of gross proceeds from the initial public offering of $220,000,000, $23,002,870 from the proceeds of Underwriters over-allotment, $35,000,000 of proceeds from Novator Private Placements units and interest earned of $12,417. Please tell us the nature of the proceeds held in the trust account and revise your disclosures accordingly. Please update related disclosures throughout the registration statement.

Response to Comment 3:

The Company respectfully advises the Staff that $255,000,000 of the net proceeds from Aurora’s initial public offering and the sale of private placement warrants was placed in the trust account following the initial public offering. An additional $23,002,870 from the proceeds of the underwriters’ over-allotment and interest income of $19,527 has been added to this total as of December 31, 2021, summing to a trust account balance of $278,022,397 at December 31, 2021. The Company has updated its disclosure throughout the Amended Registration Statement, including on pages 27, 38 and 290.

Summary of the Proxy Statement/Prospectus, page 38

4.

You disclose that on March 8, 2021, Aurora consummated its initial public offering of its units, with each unit consisting of one Aurora Class A ordinary share and one-quarter of one Aurora public warrant, which included the full exercise by the underwriters of the over-allotment option. We also note that you disclose that the underwriters of the initial public offering partially exercised their over-allotment option. Please reconcile these statements and revise the related disclosures throughout your registration statement.

Response to Comment 4:

The Company respectfully advises the Staff that it has revised its disclosure on pages 38, 203 and 290 of the Amended Registration Statement to clarify that the underwriters of the initial public offering partially exercised their over-allotment option for 2,300,287 units out of 3,300,000 units available in the over-allotment option.

Background of the Business Combination, page 201

5.

We note that on March 8, 2021, Aurora completed its initial public offering, and you state on page 203 that “[o]n March 12, 2021, following an introduction, the Better Founder and CEO held an introductory call with members of Aurora’s management team.” Please disclose the date of first contact between Better and Aurora, directly or indirectly, introductory or otherwise. In addition, disclose the first date that Aurora considered Better to be a potential business combination target.

Response to Comment 5:

The Company respectfully advises the Staff that it has revised its disclosure on page 205 of the Amended Registration Statement to clarify that March 12, 2021 was the first contact between Better and Aurora and that, following this first contact, Aurora considered Better to be a potential business combination target.

Unaudited Pro Forma Condensed Combined Financial Information

Statement of Operations for the nine months ended September 30, 2021, page 280

6.

Please disclose the calculation underlying adjustment 3f related to the allocation of offering costs expected to be incurred by Aurora to the warrant liability. Refer to Article 11 of Regulation SX and Release 33-10786.

Response to Comment 6:

The Company respectfully advises the staff that it has revised its disclosure on page 287 of the Amended Registration Statement to clarify the calculation allocating Aurora offering costs to the warrant liability.

Our Ecosystem

Key benefits to our Better Plus marketplace participants, page 324

7.

We note your disclosure here that “[your] integrated process has fewer additional steps and less verification and information required compared to if [your] customers were to start from scratch on [your] marketplace participants’ sites.” Please explain what you mean by “less verification and information” in this context. It appears that you are required to collect the same information and verifications as other mortgage lenders collect due to the specific rules and regulations applicable to the mortgage industry.

Response to Comment 7:

The Company respecfully advises the Staff that Better is required to collect the same information and verifications as other mortgage lenders due to applicable rules and regulations, but that its integrated process requires less manual verification and duplicative data entry from customers because information provided once can be used throughout the mortgage process. The Company has revised its disclosure on page 323 of the Amended Registration Statement.

Management of Better Home & Finance Following the Business Combination, page 377

8.	Please update the disclosure in this section. We note that it is “as of December 31, 2021.”

Response to Comment 8:

The Company respecfully advises the Staff that it has revised its disclosure on page 373 of the Amended Registration Statement to clarify that this disclosure is as of April 25, 2022.

Aurora Acquisition Corp unaudited condensed financial statements as of September 30, 2021 Statement of Cash Flows, page F-5

9.

You disclose supplemental non-cash investing and financing activities to include Class A ordinary shares subject to possible redemption of $228,002,870. Please tell us and revise your disclosures accordingly how this reconciles to the $243,002,870 as disclosed on page F-2.

Response to Comment 9:

The Company respectfully advises the Staff that the correct amount of Class A ordinary shares subject to redemption should have been $243,002,870, which has been corrected in the supplemental non-cash investing and financing activities on page F-6 of the Amended Registration Statement in response to the Staff’s comment 9.

Note 2. Summary of Significant Accounting Policies

Restatement of Previously Issued Financial Statements, page F-14

10.

We note that you recognized an over-allotment option liability to cover the 3,300,000 additional underwriter units at the initial public offering price, less the underwriting discounts and commissions in your March 8, 2021 restated balance sheet. Please tell us the terms of the options that gave rise to the liability and the related authoritative guidance to support your accounting.

CONFIDENTIAL

Response to Comment 10:

The Company respectfully advises the Staff that the Company concluded that the over-allotment option meets the definition of a freestanding financial instrument as the over-allotment option remains with the underwriters when the securities are sold to the ultimate investor. The Company evaluated under ASC 480-10 – Distinguishing Liabilities from Equity and ASC 815-40 – Derivatives and Hedging – Contract’s in Entity’s Own Equity. In accordance with ASC 480-10-25-8: An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a)	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation; and

b)	It requires or may require the issuer to settle the obligation by transferring assets.

The units, which were composed of Class A ordinary shares and fractions of warrants, were indexed in the Company’s shares. The over-allotment option is a forward contract that requires the Company to issue redeemable shares. As the Class A ordinary shares included in the units are redeemable at the option of the holder upon the completion of a business combination, (1) the Company determined that the contract is indexed to an underlying share (i.e., the option’s value varies with the fair value of the share) that embodies the Company’s obligation to repurchase the share and (2) the Company has a conditional obligation to transfer assets if the Class A ordinary shares are redeemed by the holders. Based on the evaluation of the above criteria, the over-allotment option is deemed a liability pursuant to ASC 480.

Note 8. Fair Value Measurements, page F-25

11.

You disclose that you had 6,075,000 public warrants and 5,448,372 private placement warrants outstanding as of March 8, 2021 initially classified as a Level 3 fair value for recognized at $13,882,167. Please tell us and enhance your disclosures to explain why the public warrants were reclassified to Level 1 at $1.00 instead of the original basis of $1.50.

Response to Comment 11:

The Company respectfully advises the Staff that the public warrants commenced separate public trading on May 3, 2021. The public warrants were initially classified as Level 3 on March 8, 2021, and therefore valued by the Company’s third-party valuation specialist using an option pricing model with the inputs disclosed. Thus, no direct Bloomberg pricing was used as of that date. As of the public trading date of May 3, 2021, the public warrants were reclassified to Level 1 at $1.00 using the public trading value and the private warrants stayed at Level 3 as not actively traded.

CONFIDENTIAL

General

12.

We note your references to “bridge financing” and “bridge notes” in the amended registration statement. Revise the disclosure to discuss the key terms of these convertible securities and disclosure the potential impact of these securities on non-redeeming shareholders.

Response to Comment 12:

The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended Registration Statement and included disclosure on page 364 to clarify that the Pre-Closing Bridge Notes were issued in connection with Better’s receipt of $750,000,000 of Pre-Closing Bridge Financing. The Company further advises the Staff that non-redeeming shareholders are not diluted by the Pre-Closing Bridge Conversion Shares issuable in respect of the Pre-Closing Bridge Notes because the conversion price of the Pre-Closing Bridge Notes is fixed at $10 per share, equal to the initial public offering price. By their terms, the Pre-Closing Bridge Notes automatically convert into Pre-Closing Bridge Conversion Shares of Better Home & Finance Class A common stock at closing, except for Better Home & Finance Class C common stock issuable to SoftBank in some circumstances.

13.

We note your revised disclosure on page 202 that Sponsor and Aurora directors that purchased Aurora private units have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Comment 13:

The Company respectfully advises the Staff that the referenced waiver of redemption rights was negotiated as part of a letter agreement entered into among Aurora, Sponsor and certain of Sponsor’s executive officers and directors on March 3, 2021 and not in connection with the proposed business combination with Better. The Company confirms for the Staff that no consideration related to the proposed business combination with Better was provided to the Sponsor in exchange for entry into this letter agreements. The Company has revised its disclosure on page 203 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.

Elizabeth Todd, Ropes & Gray LLP